Exhibit 99.1

VERSES Announces Change of Name to Verses AI Inc.

VANCOUVER, British Columbia, March 31, 2023 -- Vancouver, British Columbia, March 31, 2023 - VERSES Technologies Inc. (the "**Company**") (NEO:VERS) (OTCQX:VRSSF) is pleased to announce that further to its March 8, 2023 news release, effective today, March 31, 2023, the Company has changed its name from Verses Technologies Inc. to Verses AI Inc. The new name has been chosen to better reflect the focus of the Company's business. The Company will keep its trading symbol on the NEO Exchange Inc. "VERS".

About VERSES

VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES' flagship offering, GIA™, is an Intelligent Assistant for everyone powered by KOSMOS™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

On Behalf of the Company

Gabriel René
VERSES Technologies Inc.
Co-Founder & CEO
press@verses.io

Media and Investor Relations Inquiries

Leo Karabelas
Focus Communications
President
info@fcir.ca
416-543-3120